UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN

ISLANDS AND THE UNITED STATES OF AMERICA

B.	Name of issuer of the securities held pursuant to the plan and the address of principal executive office:

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Financial Statements and Supplemental Schedules

December 31, 2019 and 2018

Index

EX 23.1 Consent of Crowe LLP

1 Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of The FirstBank

401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America

Santurce, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2019 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and/s/ Crowe LLP performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2018.

Miami Florida

June 29, 2020

Stamp No. E413178 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statement of Net Assets Available for Benefits

December 31, 2019 and 2018

	As of December 31,
	2019	2018
Assets
Investments
Investments, at fair value (Note 3)	$17,057,545	$13,442,542

Receivables
Contributions receivable from employer	198,428	83,486
Notes receivable from participants	549,527	469,928

Total receivables	747,955	553,414

Cash and cash equivalents	22,208	52,279

Total Assets	17,827,708	14,048,235

Liabilities
Other liabilities	8,090	2,566

Net assets available for benefits	$17,819,618	$14,045,669

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2019

Year ended December 31, 2019
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,318,791
Dividends and interest income	548,977

Total investment income	2,867,768
Interest income on notes receivables from participants	35,251

Contributions:
Participants	1,110,962
Employer	411,761
Rollover from other qualified plans	30,801

Total contributions	1,553,524

Total additions	4,456,543

Deductions from net assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	674,691
Administrative expenses	7,903

Total deductions	682,594

Net increase	3,773,949

Net assets available for benefits:
Beginning of year	14,045,669

End of year	$17,819,618

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Amendments

There were no plan amendments during 2019.

Eligibility

All of the Bank’s U.S. Virgin Islands and United States of America full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. The Bank’s matching contribution is comprised of: 401(k) Matching Contributions and 401(k) Additional Matching Contributions (the “lump sum”). To be eligible for these matching contributions, the participant needs to be employed at any time during the Plan Year and be employed as of last day of the Plan Year, respectively. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Internal Revenue Service of $19,000 for the tax year ended December 31, 2019. Also, the participant may make voluntary contributions to the Plan on an after-tax basis, not to exceed the maximum annual limit allowed by law. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. The matching contribution of fifty cents for every dollar of the employee’s contribution is comprised of: (i) twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be deposited as a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching Contributions, respectively.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $6,000 pre-tax contribution for the tax year ended December 31, 2019 after contributing the Plan limit of $19,000 of their pre-tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, and (b) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited nonvested accounts are used to cover administrative expenses or used to reduce future Bank contributions. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participant’s accounts.

Vesting

Participants are immediately vested in their contributions and the 401(k) Matching Contributions plus actual earnings thereon, except for the 401(k) Additional Matching Contributions. The additional matching contribution is subject to a vesting period of three years of service.

Notes receivable from participants

The Plan allows participants and their beneficiaries to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000. A maximum of one loan outstanding is permitted at any time. Interest rates on loans are generally calculated based on the prime rate plus 2% as of the date the loan is granted. As of December 31, 2019 and 2018, substantially all of the loans have interest rates ranging from 5.25% to 7.50%. Principal and interest are paid to the Plan ratably through biweekly payroll deductions. The loans have a term of repayment up five 5 years. The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years. A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the participant will use as a principal residence. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account and are secured by the balance in the participant’s account.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability or retirement all distributions from the Plan will be made in a single lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it. The Plan allows for participants to receive hardship distributions.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled thereto. A participant will fully vest in his or her account balance (including matching contributions) upon permanent and total disability.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

Plan Expenses and Administration

Bank and participant contributions were held by Schwab Trust Bank (“Charles Schwab”) as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants. The Bank’s parent company common stock in the Plan is held by State Street Bank and Trust Company (“State Street”), which provides Charles Schwab with custody, fund accounting, fund administration and transfer agency services.

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2019, the Bank paid on behalf of the Plan $72,778 in administrative fees and other services rendered by the plan recordkeeper. Administrative expenses incurred by the Plan, primarily custodian’s fees and other miscellaneous expenses, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan. Refer to Note 7 for further detail.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. The Bank’s matching contribution of fifty cents is recorded as follows: twenty-five cents as of each bi-weekly payroll and an additional twenty-five cents as a lump sum subsequent to the Plan Year.

Rollover Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds, and common stock of First BanCorp. are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation (depreciation) on those investments held during the year.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are reflected as a direct reduction of net appreciation in the aggregate fair value of such investments.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to repay their remaining balance or offset against their account balance upon distribution.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3.	Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31 2019 and 2018, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

	As of December 31, 2019
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$16,491,074	$—	$—	$16,491,074
Investment in First BanCorp.	566,471	—	—	566,471

	$17,057,545	$—	$—	$17,057,545

	As of December 31, 2018
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$12,985,556	$—	$—	$12,985,556
Investment in First BanCorp.	456,986	—	—	456,986

	$13,442,542	$—	$—	$13,442,542

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018. For the year ended December 31, 2019 there were no transfers in or out of levels 1, 2, or 3.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is the Net Asset Value of shares held by the Plan at the reporting date. The Net Asset Value is a quoted market price available in an active market. These investments are classified as Level 1.

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

4.	Party-In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer or any affiliate, any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of shares of mutual funds with an aggregate market value of $2,985,394 as of December 31, 2019 (2018 - $2,773,527) managed by Charles Schwab, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, as of December 31, 2019 and 2018, the First BanCorp. Unitized Stock Fund held 53,491 and 53,138 shares, with a quoted market value of $566,471 and $456,986, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. The First BanCorp. Unitized Stock Fund also has an investment of $28,969 (2018 - $17,873) in the State Street Institutional U.S. Government Money Market Fund. State Street provides Charles Schwab with, among other things, custody services for the First BanCorp. Unitized Stock Fund. For the year ended December 31, 2019, the Plan received dividend income of $7,491 related to First BanCorp. common stock and the net appreciation in the fair value of the investment in First BanCorp. common stock amounted to $118,132. Plan assets include notes receivable from participants of $549,527 and $469,928 as of December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, interest income related to notes receivable from participants amounted to $35,251. These transactions qualify as party in-interest transactions permitted under the provisions of ERISA.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

5.	Tax Status

The Plan obtained its latest determination letter on July 7, 2017, in which the Internal Revenue Service determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amount

Forfeited nonvested accounts amounted to $954 as of December 31, 2019. Forfeited accounts, if any, are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. No forfeited accounts were used to cover administrative expenses during 2019.

8.	Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in default and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

9.	Additional Contributions

As a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2019, the Bank agreed to reimburse the amount of $8,090 to highly compensated participants to satisfy contribution requirements. At December 31, 2019, these corrective distributions were recorded as part of other liabilities in the statement of net assets available for benefits and as an offsetting against participant contributions in the statement of changes in net assets available for benefits.

10.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$17,819,618	$14,045,669
Excess contributions payable to participants	8,090	2,566

Net assets available for benefits per Form 5500	$17,827,708	$14,048,235

The following is a reconciliation of participant contributions per the financial statements to Form 5500 for the year ended December 31, 2019:

2019
Participant contributions per the financial statements	$1,110,962
Excess contributions due to participants in 2019	8,090
Excess contributions due to participants in 2018	(2,566)

Participant contributions per Form 5500	$1,116,486

Participant contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2019. The Form 5500 reports participant contributions on the cash basis.

11.	Subsequent Events

On March 11, 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread negatively affecting the world economy and as a result, performance of investment options available in the Plan. The full impact of the COVID-19 continues to evolve as of the date of this report and will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including among other things, new information which may emerge concerning the severity of the outbreak and actions taken by government authorities to contain the pandemic or treats its impact. The effect of the COVID-19 will have on the Plan operations and investments is currently unknown.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2019 and 2018

12.	Prohibited Transactions – Participant’s Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as administrative feasible when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2019 there were no unintentional delays in the remittance of participants’ contributions withheld. During the year ended December 31, 2018 there were unintentional delays in the remittance of some participants’ contributions withheld. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions. During 2019, the Bank remitted to the plan $0.60 related to lost earnings pertaining to year 2018.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

EIN #: 66-0183103

Plan #: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value			(d) Cost		(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	53,491	shares	*	*	$566,471

	Total Common Stocks						566,471

	Mutual Funds
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	13,769	shares	*	*	896,235
*	State Street Institutional US Government
	Money Market Fund	Mutual Fund	28,969	shares	*	*	28,969
	Dreyfus Mid Cap Index Fund	Mutual Fund	2,888	shares	*	*	93,758
	Harbor Bond Institutional Class Fund	Mutual Fund	111,992	shares	*	*	1,309,192
	Loomis Sayles Growth Fund	Mutual Fund	75,889	shares	*	*	1,391,799
	Loomis Sayles Inv. Grade Bond	Mutual Fund	5,258	shares	*	*	59,577
*	Schwab GOVT Money Fund	Mutual Fund	2,985,394	shares	*	*	2,985,394
	Vanguard S&P 500 Index Admiral	Mutual Fund	6,991	shares	*	*	2,084,308
	Vanguard Wellington Admiral	Mutual Fund	58,343	shares	*	*	4,370,465
	Metropolitan West Total Return	Mutual Fund	7,905	shares	*	*	86,399
	Vanguard Dividend Growth Inv. Fund	Mutual Fund	38,393	shares	*	*	1,173,290
	Virtus Small Cap Core	Mutual Fund	21,327	shares	*	*	874,830
	MFS International Value Fund	Mutual Fund	23,804	shares	*	*	1,136,858

	Total mutual funds						16,491,074

	Other Investments
*	Notes receivables from participants	Interest rates ranging from 5.25%
		to 7.50% Maturities through 2025			*	*	549,527

	Total Other Investments						549,527

	Total						$17,607,072

*	Party in-interest

**	Historical cost is not required for participant directed investment.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

EIN #: 66-0183103

Plan #: 004

header;Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

December 31, 2019

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2019	$—	$—	$—	$—	$—	$—
2018	$4,011	$—	$4,011	$—	$—	$0.60

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND THE UNITES STATES OF AMERICA

(Name of Plan)

Date:06/29/2020	By:	/s/ Victor Barreras
Authorized Representative